4949 Hedgcoxe Road, Suite 200, Plano, Texas 75024 Tel (972) 987-3900 Fax (972) 731-3510

www.diodes.com

August 26, 2014

VIA EDGAR

Brian Cascio

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Diodes Incorporated Form 10-K for the Fiscal Year Ended December 31, 2013 Filed February 27, 2014 File No. 002-25577

Dear Mr. Cascio:

This letter sets forth the responses of Diodes Incorporated (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by e-mail dated August 14, 2014, with respect to the above referenced filings.

For the convenience of the Staff, the Company has set forth below the text of each of the Staff’s comments followed by the Company’s response.

Form 10-K for the Fiscal Year ended December 31, 2013

Liquidity and Capital Resources, page 47

1.

We see on page 82 that your U.S. operations have historically generated net losses and on page 85 that the undistributed earnings of your foreign subsidiaries have grown by $119 million to $430 million as of December 31, 2013. Please quantify for us the amount of cash, cash equivalents and investments held by foreign subsidiaries that would be subject to a potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries. Please also tell us your consideration of providing enhanced liquidity disclosures to describe these amounts that would be subject to potential repatriation of undistributed earnings taxes to illustrate that some cash and investments are not presently available to fund domestic operations such as corporate expenditures or acquisitions without paying taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response:

As of December 31, 2013, the Company’s foreign subsidiaries held approximately $201 million of cash, cash equivalents and investments.  Of that amount, approximately $133 million would be subject to a potential tax impact associated with the repatriation of undistributed earnings, which was disclosed on page 85 of the Company’s 2013 Form 10-K.

The Company will include enhanced liquidity disclosures and expand its disclosure in the notes to the financial statements in future filings to describe these amounts that would potentially be subject to tax, to illustrate that some cash and investments are not presently available to fund domestic operations without paying taxes upon repatriation.  The disclosure in the “Liquidity and Capital Resources” section will be substantially similar to the following:

“The Company intends to permanently reinvest overseas all of its earnings from its foreign subsidiaries, except to the extent such undistributed earnings have previously been subject to US tax; accordingly, deferred U.S. taxes are not recorded on undistributed foreign earnings. As for December 31, 2013, our foreign subsidiaries held approximately $201 million of cash, cash equivalents and investments of which approximately $133 million would be subject to a potential tax if repatriated to the United States.”

Financial Statements

Note 11 – Income Taxes, page 82

2.

We note a $10.2 million increase in unrecognized tax benefits related to additions for prior year tax positions. Please describe for us in greater detail the significant components of this increase in unrecognized tax benefits. Please also describe whether this increase relates to the tax audit by the Chinese tax authorities discussed on page 45. In this regard, please tell us how you have concluded that no other major jurisdictions outside the U.S. are required to be disclosed under FASB ASC 740-10-50-15(e).

Response:

The significant components of the $10.2 million increase in unrecognized tax benefits related to additions for prior year positions are (1) BCD Semiconductor Manufacturing Limited exposures for pre-acquisition periods, primarily related to Chinese income tax ($5 million), and (2) the tax audit by the Chinese tax authorities, as discussed on page 45 of the Company’s 2013 Form 10-K ($5 million).

Regarding the Company’s conclusion that no other major jurisdictions outside the U.S. are required to be disclosed under ASC 740-10-50-15(e), the second paragraph following the tabular rollforward of uncertain tax position liabilities discloses that with limited exceptions, the Company is no longer subject to income tax audits for years before 2006 in foreign jurisdictions.  The Company has two major jurisdictions (U.S. and China) and will enhance this disclosure for future periods, to the extent China is not disclosed elsewhere in the tax footnote.  In addition, the second paragraph of the “Supplemental Information” section of Note 11 discloses the tax audit by the Chinese tax authorities (which is also discussed on page 45 of the Company’s 2013 Form 10-K).  The Company operates in several other jurisdictions in Asia and Europe, none of which the Company considered major for purposes of the disclosure requirement in question.

Note 15 – Segment Information and Enterprise-Wide Disclosures, page 95

3.	Please tell us how you have concluded that you are not required to report revenues for each product and service or each group of similar products and services in accordance with FASB ASC 280-10-50-40.

Response:

The Company believes its current disclosure meets the requirements under FASB ASC 280-10-50-40 as its products have similar economic characteristics, are similar in product process and manufacture flow, and share the same customers and target end-markets.

The Company’s chief decision-making group (CEO, CFO, SVP of Operations and SVP of Sales and Marketing), receives and uses enterprise-wide financial information to assess financial performance and allocate resources.  The Company’s primary focus is on low pin count semiconductor devices with one or more active and/or passive components. The Company’s devices have similar characteristics and perform similar functions; however, the Company’s customers may apply the devices in various applications to meet the requirements of their various end-markets.  In addition, the Company’s devices share operations support functions such as sales, supply chain management and manufacturing, in addition to general and administrative support such as finance, legal, human resources and information technology.

The Company’s portfolio includes over 9,250 devices that are designed for use in high-volume applications, such as LCD and LED televisions and LCD panels, set-top boxes, and consumer portables such as smartphones, tablets and notebooks.  The Company targets and serves end-markets that it believes are large volume with higher growth rates than other end-markets served by the overall semiconductor industry.  The Company manufactures and ships over 30 billion units annually to over 12,000 customers, including direct customers, distributors and indirect customers served by the distributors.

The Company believes providing investors with information regarding the end-markets, such as consumer, computing, industrial, communications and automotive, and the end product applications, such as LED TV’s, in which the Company’s devices are used and the percentage of net sales for each end-market is more meaningful and is consistent with the disclosures of other semiconductor companies.  Such end-market and end product information is set forth in the table provided on page 5 of the Company’s 2013 Form 10-K, and similar tables were provided in prior years.  In addition, the Company’s analysts routinely inquire as to the percentage of net sales for each end-market, which is discussed in detail in the Company’s quarterly conference calls, and disclosure is provided about end-markets in Management’s Discussion and Analysis of Financial Condition and Results of Operations under “Overview of 2013.”  This section is a summary of every quarter of fiscal year 2013 in which the Company discusses the factors primarily impacting each quarter, including which end-markets and end products had the most impact on the Company’s results.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you or any member of the Staff have any questions regarding the Company’s responses to the Staff’s comments set forth above, or should any member of the Staff need any additional information, please do not hesitate to contact the undersigned at your convenience.

Very truly yours,

/s/ Richard D. White

Richard D. White

Chief Financial Officer

Diodes Incorporated